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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
14 Piedmont Center, Suite 1400
Atlanta, Georgia 30305
(404) 949-0700

with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	231082108	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS: Lewis W. Dickey, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,128,010

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,128,010

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,138,010

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS: John W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		3,146,308

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,146,308

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,146,308

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS: Michael W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,347,683

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,347,683

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,347,683

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	5	of	7 Pages

1	NAMES OF REPORTING PERSONS: David W. Dickey

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,254,352

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,254,352

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,254,352

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	6	of	7 Pages

1	NAMES OF REPORTING PERSONS: Lewis W. Dickey, Sr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		884,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		884,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	884,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	231082108	Page	7	of	7 Pages

1	NAMES OF REPORTING PERSONS: DBBC, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D

Item 1.	Security and Issuer
     This statement relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30305.

Item 4.	Purpose of Transaction
     Item 4 is hereby supplemented as follows:
     In connection with the transactions contemplated by the Merger Agreement, the reporting persons (other than DBBC) and the Sponsor entered into an Interim Investors Agreement with HoldCo and Parent (the “Interim Investors Agreement”), pursuant to which the parties agreed, among other things, to cause Parent to (1) satisfy its closing conditions under the Merger Agreement (subject to certain conditions), (2) obtain debt financing, (3) negotiate definitive arrangements with certain members of the Company’s current management, and (4) negotiate a limited liability company agreement for HoldCo. A copy of the Interim Investors Agreement is attached as Exhibit 99.17 to this Statement and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     The Interim Investors Agreement (defined and described in Item 4, which definition and description are incorporated herein by reference) is filed as an exhibit hereto and is incorporated by reference in its entirety into this Item 6.
     Pursuant to the Interim Investors Agreement, the reporting persons have the right to increase the amount of equity in HoldCo they will receive pursuant to the Equity Rollover Letters by contributing up to an additional $20 million, in cash or shares of the Company’s common stock. In addition, the Interim Investors Agreement grants Lew Dickey, Jr. the right to assume between $20 million and $149 million of the equity commitment of the Sponsor through an investment vehicle that he would control.
     In addition, in connection with the consummation of the Merger, the parties to the Interim Investors Agreement intend to enter into, or cause HoldCo or the Company to enter into, one or more agreements, which are expected to contain provisions regarding management compensation, corporate governance, and board seat allocation, as well as other customary provisions found in such agreements.

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby supplemented by adding the following exhibit:

Ex.	Name
99.17	Interim Investors Agreement, dated July 27, 2007 (effective as of July 23, 2007), by and among Cloud Holding Company, LLC, Cloud Acquisition Corporation, MLGPE Fund US Alternative, L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: July 30, 2007

/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.

* John W. Dickey

* Michael W. Dickey

* David W. Dickey

* Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.
Title:	Manager

*By:	/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr. as Attorney-in-Fact